SUTCLIFFE RESOURCES LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 30, 2006

     The annual meeting of the shareholders of Sutcliffe Resources Ltd. will be held in the Board Room at 420, 625 Howe Street, Vancouver, British Columbia on Monday, January 30, 2006 at 10:00 a.m. (Vancouver time) to:

1.	receive and consider our financial statements for the fiscal year ended December 31, 2004, together with the report of the auditors thereon;

2.	fix the number of directors to be elected at the meeting at four (4) members;

3.	elect three (3) directors;

4.	appoint the auditors and to authorize the directors to fix their remuneration as such; and

5.	transact such other business as may properly be brought before the meeting or any adjournment thereof.

     The specific details of the matters proposed to be put before the meeting are set forth in the Information Circular – Proxy Statement accompanying this notice.

     If you are unable to attend the meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with our President, c/o Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9. In order to be valid and acted upon at the meeting, the forms of proxy must be returned to the aforesaid address not less than 24 hours before the time for holding the meeting or any adjournment thereof.

     Only shareholders of record at the close of business on December 30, 2005 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

     DATED at Vancouver, British Columbia this 30th day of December, 2005.

By order of the Board of Directors

(Signed) Laurence Stephenson
President and as Chief Executive Officer